20012919

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52855 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marv Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

462 7th Avenue, Suite 615
(No. and Street)

New York (City) NY (State) 10018 (Zip Code)

SEC Mail Processing
MAR 17 2020
Washington, DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bercower, LLC
(Name – *if individual, state last, first, middle name*)

517 Route One South, Suite 4103 (Address) Iselin (City) NJ (State) 08830 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Virupaksha Raparthi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marv Capital, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Officer/Chief Compliance Officer
Title

Notary Public

PENELOPE HENRIQUEZ
Notary Public - State of New York
NO. 01HE6309733
Qualified in New York County
My Commission Expires Aug 18, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Marv Capital, Inc.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of **Marv Capital, Inc.** (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 16, 2020

**Marv Capital, Inc.**
**Statement of Financial Condition**
**December 31, 2019**

**Assets**

| | | |
|---|---|---|
| Cash | $ | 11,535 |
| Deposits - rent | | 3,200 |
| Due from clearing broker | | 209,139 |
| Marketable securities | | 49,544 |
| Furniture and equipment, net of accumulated depreciation | | - |
| Other receivable | | 30,769 |
| **Total Assets** | $ | 304,187 |

**Liabilities and Stockholders' Equity**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 7,245 |
| **Total Liabilities** | | 7,245 |
| | | |
| **Shareholders' Equity** | | |
| Common stock, $1 par value, 1,000,000 shares authorized; 586,574 shares outstanding | | 586,574 |
| Paid-in capital | | 710,602 |
| Retained earnings (deficit) | | (1,000,234) |
| **Total Shareholders' Equity** | | 296,942 |
| | | |
| **Total Liabilities and Shareholders' Equity** | $ | 304,187 |

See accompanying notes to financial statements

**Marv Capital, Inc.**
**Notes to Financial Statements**
**December 31, 2019**

## Note 1 – Organization and Nature of Business

Marv Capital, Inc. (the "Company") was incorporated May 22, 2000 in the State of California. The Company became a member of the National Association of Securities Dealers (NASD) on March 13, 2001. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA (Financial Industry Regulatory Agency). The Company does not hold customers' funds or securities. Its principal business activity during the year was investment banking (corporate finance fees) and brokerage commissions. The Company was sold in March of 2010 and changed its name from Marino Capital Partners, Inc. to Marv Capital, Inc. The Company's principal office is in New York, New York.

## Note 2 – Significant Accounting Policies

**Basis of Presentation** – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Non-exchange member arranging for transactions in listed securities by exchange member
- Private placements of securities

**Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Revenues - Adoption of FASB Accounting Standards Qualification 606**

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standard Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five step process to accomplish this core principle including:

Identification of the contract with the customer
Identification of the performance obligation under the contract
Determination of the transaction price
Allocation of the transaction price to the identified performance obligation, and
Recognition of revenue as an entity satisfies the identified performance obligation

## Note 2 – Significant Accounting Policies (continued)

**Fee Income** –fee income is earned from providing private placement and advisory services. Revenue is recognized when earned, either by fee contract or the success of a predetermined specified event, and the income is reasonably determinable and collectability assured. Revenue collected in advance of performing the service is treated as unearned revenue.

**Trading gains** – result of gains on sale of securities owned by the Company and is recorded as revenue on a trade date basis.

**Income Taxes** – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2016 to the present, generally for three years after they are filed.

**Depreciation** – Furniture and equipment of $4,062 was fully depreciated as of December 31, 2019.

**Marv Capital, Inc.**
**Notes to Financial Statements**
**December 31, 2019**

**Note 3 – Fair Value**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019.

**Fair Value Measurements on a Recurring Basis**
**As of December 31, 2019**

| Assets | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Marketable securities: | | | |
| Federal Obligations | $ - | $ 19,993 | $ - |
| Corporate Obligations | - | 29,611 | - |
| Total | $ - | $ 49,544 | $ - |

### Note 4 – Due from Clearing Broker

The company's security transactions are cleared by a registered broker dealer pursuant to a clearing agreement.

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2019, consist of the following:

| | Receivable | Payable | Net |
|---|---|---|---|
| Clearing broker deposit | $ 151,878 | | $ 151,878 |
| Trading deposits | $ 60,372 | $3,111 | 57,261 |
| Due from clearing broker | | | $ 209,139 |

### Note 4a – Other Receivable

Management believes that the $30,769 accounts receivable at December 31, 2019 is fully collectible therefore no allowance for uncollectible was made. The funds were received March 11, 2020.

### Note 5 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

### Note 6 – Related Party Transactions

Marv Investment Management Corporation, a related entity, assesses consulting fees to the Company pursuant to a written agreement. For the year ended December 31, 2019, the consulting fees totaled $125,000.

### Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2019, the Company had net capital of $232,376, which was $132,376 in excess of its required net capital requirement of $100,000. The Company's aggregate indebtedness, $7,245, to net capital was .03 to 1.

**Note 8 – Income Taxes**

The Company files its corporate income tax returns on an accrual basis. For federal income tax purposes, there are net operation loss (NOLs) of approximately $357,000 expiring in the year 2044. Management believes that it is more likely than not that the benefit from this NOL carryforward will not be realized. Consequently a valuation allowance of 100% was applied against the deferred tax asset related to the NOL carryforward. Provision for income taxes for the year consists of the following:

| | |
|---|---|
| Federal | $ 0 |
| State | 0 |
| Total income tax expense | $ 0 |

**Note 9 – Leases**

The Company rents office space on a month to month basis. Rent expense started March 1, 2019 and was $32,684 for the year ended December 31, 2019.

**Note 10 – Legal Matters**

The owners of the Company were plaintiffs in disputes with unrelated parties. The disputes were settled during the year with no adverse effect on the owners of the Company. The legal settlements as per the statement of income were reimbursements of legal expenses paid in prior years.

**Note 11 – Exemption from the SEC Rule 15c3-3**

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

**Note 12 – Subsequent Events**

Management has reviewed the results of operations for the period of time from its year end December 31, 2019 through March 16, 2020, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.